UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto
Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)

AFFINITY GAMING

(Name of Issuer)

Common Units

(Title of Class of Securities)

N/A

(CUSIP Number)

Jonathan Schmugge

c/o Z Capital Partners, L.L.C.

Two Conway Park

150 Field Drive, Suite 300

Lake Forest, IL 60045

(847) 235-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Preliminary Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1, filed with the SEC on November 26, 2012 (“Amendment No. 1”), Amendment No. 2, filed with the SEC on February 5, 2013 (“Amendment No. 2”), and Amendment No. 3, filed with the SEC on February 11, 2013 (“Amendment No. 3” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 4, the “Schedule 13D”), by each of the following persons (collectively, the “Reporting Persons”): Z Capital Partners, L.L.C. (“Z Capital”); Zenni Holdings, LLC; Z Capital Special Situations Adviser, L.P.; Z Capital Special Situations Fund GP, L.P.; Z Capital Special Situations Fund UGP, L.L.C.; and James J. Zenni.

In filing this Amendment No. 4 and as previously disclosed, the Reporting Persons continue to reserve all legal rights in connection with the purported Corporate Conversion (as defined in Amendment No. 2) and other actions recently taken by Affinity Gaming (known as Affinity Gaming, LLC prior to the purported Corporate Conversion, and hereinafter, the “Issuer”), including the purported conversion of Common Units of Affinity Gaming, LLC into Common Shares of the Issuer and the adoption and terms of the Rights Agreement (as defined in Amendment No. 2).  In this Schedule 13D, the equity securities of the Issuer are described as “Common Shares,” and the Issuer is described as a Nevada Corporation solely for convenience.

Item 4.           Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On February 28, 2013, Z Capital delivered a letter to the Board of Directors of the Issuer (the “February 28 Letter”) in which, among other things, Z Capital confirmed the expiration of the proposal set forth in the Proposal Letter (as defined in Amendment No. 3) in accordance with the terms set forth in that letter.  The Reporting Persons intend to regularly review their investment in the Issuer and continue to reserve their right to engage in the actions as previously disclosed on the Schedule 13D as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

The foregoing description of the February 28 Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the February 28 Letter filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits

Exhibit Number	Description
99.1	Joint filing agreement (incorporated by reference to exhibit 99.1 to Amendment No. 1 to Schedule 13D, filed on November 26, 2012).

99.7	Letter from Z Capital Partners, L.L.C. to the Board of Directors of Affinity Gaming, dated February 28, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2013

Z CAPITAL PARTNERS, L.L.C.

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	President

ZENNI HOLDINGS, LLC

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	Sole Owner

Z CAPITAL SPECIAL SITUATIONS
ADVISER, L.P.
	By:	Z Capital Partners, L.L.C., General Partner

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	President

Z CAPITAL SPECIAL SITUATIONS
FUND GP, L.P.
	By:	Z Capital Special Situations UGP, L.L.C., General Partner
	By:	Z Capital Partners, L.L.C., Managing Member

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	President

Z CAPITAL SPECIAL SITUATIONS
FUND UGP, L.L.C.
	By:	Z Capital Partners, L.L.C., Managing Member

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	President

JAMES J. ZENNI

	By:	/s/ James J. Zenni